This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but are not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-153442

SUBJECT TO COMPLETION, DATED MAY 14, 2009

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated October 7, 2008)
$

Entergy Texas, Inc.

MORTGAGE BONDS,
% SERIES DUE JUNE 1, 2039

We are offering $      million of our Mortgage Bonds,  % Series due June 1, 2039. We will pay interest on the bonds on March 1, June 1, September 1, and December 1 of each year. The first interest payment on the bonds will be made on September 1, 2009. We may redeem the bonds prior to maturity, in whole or in part, at any time on or after          , 2014 at a redemption price equal to the principal amount being redeemed plus any accrued and unpaid interest. The bonds will be issued in denominations of $25 and integral multiples of $25.

We intend to apply to have the bonds listed on the New York Stock Exchange. If approved for listing, trading on the New York Stock Exchange is expected to commence within 30 days after the bonds are first issued.

As described in the accompanying prospectus, the bonds are a series of mortgage bonds issued under our indenture, deed of trust and security agreement, which has the benefit of a lien on substantially all of our tangible electric utility property in Texas, our franchises, permits and licenses that are transferable and necessary for the operation of such property and our recorded easements and rights of way, with the priority described in the accompanying prospectus under “Description of the Bonds — Priority of the Lien of the Mortgage.”

Investing in the bonds involves risks. See “Risk Factors” on page S-1 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

		Underwriting	Proceeds to
	Price to	Discounts and	Entergy Texas
	Public	Commissions	(Before Expenses)

Per bond	%	%	%
Total	$	$	$

The price to public will also include any interest that has accrued on the bonds since their issue date if delivered after that date.

The underwriters expect to deliver the bonds to purchasers through the book-entry facilities of The Depository Trust Company in New York, New York on or about May   , 2009.

Joint Book-Running Managers

Citi	Morgan Stanley	Wachovia Securities

Co-Manager

Morgan Keegan & Company, Inc.

May   , 2009

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents or the dates these documents were filed with the Securities and Exchange Commission (“SEC”). If the information in this prospectus supplement is different from, or inconsistent with, the information in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. We are not making an offer of the bonds in any state where the offer is not permitted.

RISK FACTORS

In considering whether to purchase the bonds, you should carefully consider the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the information under the heading “Risk Factors” as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “First Quarter 2009 Form 10-Q”), each of which is incorporated by reference herein.

RECENT DEVELOPMENT

As discussed in “Management’s Financial Discussion and Analysis — State and Local Regulation — Filings with the PUCT” in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, we made a compliance filing with the Public Utility Commission of Texas (“PUCT”) in January 2008 describing how 2007 rough production cost equalization receipts allocated to Entergy Gulf States, Inc. (“EGSI”) under the Entergy System Agreement were reallocated between Entergy Gulf States Louisiana, L.L.C. (“EGSL”) and us for the period immediately preceding EGSI’s jurisdictional split effected December 31, 2007. A hearing was held at the end of July 2008, and in October 2008 the administrative law judge (“ALJ”) issued a proposal for decision recommending an additional $18.6 million allocation to Texas retail customers. The PUCT adopted the ALJ’s proposal for decision in December 2008. Because the PUCT allocation to Texas retail customers is inconsistent with the Louisiana Public Service Commission (“LPSC”) allocation to Louisiana retail customers, the PUCT decision results in trapped costs between the Texas and Louisiana jurisdictions with no mechanism for recovery. The PUCT denied our motion for rehearing and we commenced proceedings in both state and federal district courts seeking to reverse the PUCT’s decision. On May 12, 2009, certain defendants, in their official capacities as Commissioners of the PUCT, filed a motion to dismiss our pending complaint before the U.S. District Court for the Western District of Texas. We also filed with the Federal Energy Regulatory Commission (“FERC”) a proposed amendment to the Entergy System Agreement bandwidth formula to specifically calculate the payments to EGSL and us of EGSI’s rough production cost equalization receipts for 2007. On May 8, 2009, the FERC issued an order rejecting the proposed amendment, stating, among other things, that the FERC does not have jurisdiction over the allocation of an individual utility’s receipts/payments among or between its retail jurisdictions and that this was a matter for the courts to review in the pending appeals noted above. We are reviewing the FERC’s decision and are assessing our available options. However, given the current FERC order, we expect to record the effects of the PUCT’s allocation of the additional $18.6 million to retail customers in the second quarter of 2009. On an after tax basis, the charge to earnings is expected to be approximately $13.0 million (inclusive of interest).

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public on the Internet at the SEC’s website located at http://www.sec.gov. You may read and copy any document that we file with the SEC at the SEC’s public reference room located at:

100 F Street, N.E.
Room 1580
Washington, D.C. 20549-1004

Call the SEC at 1-800-732-0330 for more information about the public reference room and how to request documents.

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means we can refer you to important information without restating it in this prospectus supplement. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later will automatically update and supersede this information. We incorporate by reference the documents listed below along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, if the filings are made prior to the time that all of the bonds are sold in this offering:

1. the 2008 Form 10-K; and

2. the First Quarter 2009 Form 10-Q.

You may access a copy of any or all of these filings, free of charge, at our web site, which is located at http://www.entergy.com, or by writing or telephoning us at the following address:

Mark G. Otts
Assistant Secretary
Entergy Texas, Inc.
639 Loyola Avenue
New Orleans, Louisiana 70113
(504) 576-5228

You may also direct your requests via email to motts@entergy.com. We do not intend our Internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus supplement or the accompanying prospectus.

SELECTED FINANCIAL INFORMATION

You should read our selected financial information set forth below in conjunction with the financial statements and other financial information contained in the documents incorporated by reference. The selected financial information set forth below has been derived from (1) our annual financial statements for the three year period ended December 31, 2008, which have been audited by Deloitte & Touche LLP, our independent registered public accountants, and incorporated by reference in this prospectus supplement from the 2008 Form 10-K and (2) our unaudited financial statements for the three months ended March 31, 2009, incorporated by reference in this prospectus supplement from the First Quarter 2009 Form 10-Q. The following material, which is presented in this prospectus supplement solely to furnish summary information, is qualified by, and should be considered in conjunction with, the more detailed information appearing in the documents incorporated by reference herein.

	For the Twelve Months Ended
	March 31,	December 31,
	2009	2008	2007	2006
	(Dollars in Thousands)

Income Statement Data:
Operating Revenues	$2,028,690	$2,012,258	$1,782,923	$1,880,228
Operating Income	129,237	135,919	144,202	108,274
Interest and Other Charges	77,063	77,957	83,124	66,617
Net Income	56,486	57,895	58,921	54,137
Ratio of Earnings to Fixed Charges(1)	2.01	2.04	2.07	2.12

	As of March 31, 2009
	Actual		As Adjusted(4)
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)

Balance Sheet Data:
Shareholder’s Equity:
Common Stock	$49,452	2.1%
Paid-in Capital	481,994	19.9
Retained Earnings	374,606	15.5

Total Shareholder’s Equity	906,052	37.5
Long-Term Debt — Assumption Liability(2)	699,146	28.9
Mortgage Bonds	500,000	20.7
Other Long-Term Debt(3)	311,266	12.9

Total Capitalization	$2,416,464	100.0%

(1)	“Earnings” represent the aggregate of (1) income before the cumulative effect of an accounting change, (2) taxes based on income, (3) investment tax credit adjustments-net and (4) fixed charges. “Fixed Charges” include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses. We accrue interest expense related to unrecognized tax benefits in income tax expense and do not include it in fixed charges.

(2)	As of March 31, 2009 we had approximately $699 million of assumed debt (approximately $100.5 million of which was a current liability) representing the remaining portion of EGSL’S debt that we assumed as part of the jurisdictional separation plan on December 31, 2007. See “Entergy Texas, Inc. — Jurisdictional Separation and Asset Allocation” and “— Debt and Liability Assumption Provisions of the Jurisdictional Separation Plan” in the accompanying prospectus.

(3)	Other Long-Term Debt includes approximately $310.4 million of securitization bonds which are non-recourse to our assets and revenues.

(4)	Adjusted to reflect the issuance and sale of the bonds and the application of the net proceeds therefrom. See “Use of Proceeds.”

USE OF PROCEEDS

We anticipate our net proceeds from the sale of the bonds will be approximately $      million after deducting underwriting discounts and commissions and estimated offering expenses. We will use the net proceeds we receive from the issuance and sale of the bonds (i) to repay on or prior to maturity $100,509,000 of EGSL’s First Mortgage Bonds, Floating Rate Series due December 1, 2009 that we assumed as part of the jurisdictional separation plan on December 31, 2007 (see “Description of the Bonds — Existing Mortgage” in the accompanying prospectus), and (ii) for other general corporate purposes. Pending the application of a portion of the net proceeds, we will use a portion to repay borrowings from the Entergy System money pool and will invest a portion in short-term, highly liquid, high-rated money market instruments and/or the Entergy System money pool.

DESCRIPTION OF THE NEW BONDS

Interest, Maturity and Payment

We are offering $      million of our Mortgage Bonds,  % Series due June 1, 2039. We will pay interest on the bonds on March 1, June 1, September 1 and December 1 of each year, beginning on September 1, 2009. Interest will accrue at the rate of     % per year and starts to accrue from the date that the bonds are issued. As long as the bonds are registered in the name of The Depository Trust Company (“DTC”) or its nominee, the record date for interest payable on any interest payment date shall be the close of business on the business day immediately preceding such interest payment date. We have agreed to pay interest on any overdue principal and, if such payment is enforceable under applicable law, on any overdue installment of interest on the bonds at a rate of     % per annum to holders of record at the close of business on the business day immediately preceding our payment of such interest.

Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or the maturity date falls on a day that is not a business day, the payment due on that interest payment date or the maturity date will be made on the next business day, and without any interest or other payment in respect of such delay.

Form and Denomination

The bonds will be issued in denominations of $25 and integral multiples thereof. The bonds will be represented by a global certificate without coupons registered in the name of a nominee of DTC. As long as the bonds are registered in the name of DTC or its nominee, we will pay principal, any premium and interest due on the bonds to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the bonds as described in the accompanying prospectus under the heading “Description of the Bonds — Book-Entry Only Issuance.”

Optional Redemption

We may redeem the bonds prior to maturity, in whole or in part, at our option, on not less than 30 days’ nor more than 60 days’ notice, at any time on or after          , 2014 at a redemption price equal to the principal amount of the bonds being redeemed, plus accrued and unpaid interest thereon to the redemption date.

If, at the time notice of redemption is given, the redemption monies are not held by the Mortgage Trustee (as defined in the accompanying prospectus), the redemption may be made subject to receipt of such monies before the date fixed for redemption, and such notice shall be of no effect unless such monies are so received.

We may apply cash we deposit under any provision of the Mortgage (as defined in the accompanying prospectus), with certain exceptions, to the redemption or purchase, including the purchase from us, of mortgage bonds of any series under our Mortgage including the bonds.

Ranking

The bonds will be our secured obligations equal in right of payment to all other mortgage bonds currently outstanding or hereafter issued under the Mortgage. The Mortgage under which we will issue the bonds prohibits us from incurring other mortgage bonds unless we comply with the issuance restrictions set forth therein. See “Description of the Bonds — Issuance of Bonds” in the accompanying prospectus.

Lien of the Mortgage

The Mortgage creates a lien on substantially all of our tangible electric utility property located in Texas, our franchises, permits and licenses that are transferable and necessary for the operation of such property and our recorded easements and rights of way, with the priority described in the accompanying prospectus under “Description of the Bonds — Priority of the Lien of the Mortgage.” As of March 31, 2009, substantially all of this property is included within the category of property, plant and equipment on our balance sheet, and this property had a net book value of approximately $2.1 billion.

Issuance of Mortgage Bonds

The bonds will be issued on the basis of Property Additions and Retired Securities (each as defined in the accompanying prospectus). As of April 30, 2009, approximately $120 million of mortgage bonds could have been issued on the basis of Property Additions, and approximately $71 million of mortgage bonds could have been issued on the basis of Retired Securities.

Trading Characteristics

The bonds are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest on the bonds except as included in the trading price thereof. Any portion of the trading price of a bond that is attributable to accrued but unpaid interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the bonds.

Additional Information

For additional information about the bonds, see “Description of the Bonds” in the accompanying prospectus, including:

1. additional information about the terms of the bonds,

2. general information about our Mortgage and the Mortgage Trustee, including the lien of the Mortgage, excepted property, permitted liens and the priority of such lien,

3. a description of certain restrictions contained in our Mortgage, and

4. a description of events of default under our Mortgage.

UNDERWRITING

Under the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus supplement, we have agreed to sell each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of bonds set forth opposite its name below:

Principal
Amount of
Name	Bonds

Citigroup Global Markets Inc.	$
Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC
Morgan Keegan & Company, Inc.

Total	$

Under the terms and conditions of the underwriting agreement, the underwriters have committed, subject to the terms and conditions set forth therein, to take and pay for all of the bonds if any are taken, provided, that under certain circumstances involving a default of an underwriter, less than all of the bonds may be purchased.

The underwriters initially propose to offer all or part of the bonds directly to the public at the price to public set forth on the cover page hereof and to certain securities dealers at such price less a concession not in excess of $      per bond. The underwriters may allow, and such dealers may reallow certain brokers and dealers, a concession not in excess of $      per bond. After the initial offering of the bonds, the offering price and other selling terms may from time to time be varied by the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We estimate that our total expenses for this offering will be $150,000, excluding underwriting discounts and commissions.

The bonds will constitute a new class of securities with no established trading market. We intend to apply to list the bonds on the New York Stock Exchange, and trading of the bonds is expected to commence within a 30-day period after the bonds are first issued. The underwriters have advised us that they intend to make a market in the bonds prior to the commencement of trading on the New York Stock Exchange but are not obligated to do so and may discontinue such market-making activities at any time without notice. If such a market develops, the bonds could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debt securities and our business, results of operations, financial condition or prospects. We cannot give any assurance as to the maintenance of the trading market for, or the liquidity of, the bonds.

In order to facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, they may over-allot in connection with the offering, creating a short position in the bonds for their own accounts. In addition, to cover over-allotments or to stabilize the price of the bonds, the underwriters may bid for, and purchase, the bonds in the open market. Finally, the underwriters may reclaim selling concessions allowed to dealers for distributing the bonds in the offering, if they repurchase previously distributed bonds in transactions to cover short positions established by them, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

In the ordinary course of their respective businesses, the underwriters and certain of their affiliates have in the past and may in the future engage in investment banking or other transactions of a financial nature with us and our affiliates, for which they have received customary compensation. Certain of the underwriters, either directly or through affiliates, are lenders under certain Entergy System credit facilities.

EXPERTS

The financial statements as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, and the related financial statement schedule, incorporated by reference in this prospectus supplement and the accompanying prospectus, and the effectiveness of Entergy Texas, Inc. and Subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph regarding the effects of the distribution of certain assets and liabilities from Entergy Gulf States, Inc. to Entergy Texas, Inc. and Subsidiaries as part of a jurisdictional separation plan and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGALITY

The legality of the bonds will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York, as to matters of New York law, and by Clark, Thomas & Winters, A Professional Corporation, Austin, Texas, as to matters of Texas law. Certain legal matters with respect to the bonds will be passed on for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Pillsbury Winthrop Shaw Pittman LLP regularly represents our affiliates in connection with various matters. Morgan, Lewis & Bockius LLP and Pillsbury Winthrop Shaw Pittman LLP may rely on the opinion of Clark, Thomas & Winters, A Professional Corporation, as to matters of Texas law relevant to their opinions.

All matters pertaining to our organization and franchises, titles to property and the lien of the Mortgage under Texas law will be passed upon for us by Clark, Thomas & Winters, A Professional Corporation. All matters pertaining to the creation of the lien of the Mortgage on personal property and fixtures under New York law will be passed upon for us by Morgan, Lewis & Bockius LLP.

PROSPECTUS

$1,200,000,000

MORTGAGE BONDS

ENTERGY TEXAS, INC.

350 Pine Street
Beaumont, Texas 77701
(409) 838-6631

We —

•	may periodically offer our mortgage bonds in one or more series; and

•	will determine the price and other terms of each series of mortgage bonds when sold, including whether any series will be subject to redemption prior to maturity.

The Mortgage Bonds —

•	will be secured by a mortgage that constitutes a lien on substantially all of our tangible electric utility property in Texas, our franchises, permits and licenses that are transferable and necessary for the operation of such property and our recorded easements and rights of way, with the priority described in this prospectus under “Description of the Bonds — Priority of the Lien of the Mortgage”; and

•	will not be listed on a national securities exchange unless otherwise indicated in the accompanying prospectus supplement.

You —

•	will receive interest payments in the amounts and on the dates specified in an accompanying prospectus supplement.

This prospectus may be used to offer and sell series of mortgage bonds only if accompanied by the prospectus supplement for that series. We will provide the specific terms of these mortgage bonds, including their offering prices, interest rates and maturities, in supplements to this prospectus. The supplements may also add, update or change the information in this prospectus. You should read this prospectus and any supplements carefully before you invest.

Investing in the mortgage bonds offered by this prospectus involves risks. See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer the mortgage bonds directly or through underwriters, agents or dealers. Each prospectus supplement will provide the terms of the plan of distribution for the related series of mortgage bonds.

The date of this prospectus is October 7, 2008.

RISK FACTORS

In considering whether to purchase the mortgage bonds being offered (the “Bonds”), you should carefully consider the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the information under the heading “Risk Factors” as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our registration statement on Form 10, as amended by Amendment No. 1 on Form 10/A and Amendment No. 2 on Form 10/A (File No. 000-53134), and our quarterly report on Form 10-Q for the quarter ended June 30, 2008, each of which is incorporated by reference herein.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”), utilizing a “shelf” registration process. Under this shelf process, we may sell the Bonds described in this prospectus in one or more offerings up to a total dollar amount of $1,200,000,000. This prospectus provides a general description of the Bonds being offered. Each time we sell a series of Bonds we will provide a prospectus supplement containing specific information about the terms of that series of Bonds and the related offering. It is important for you to consider the information contained in this prospectus and the related prospectus supplement together with the additional information referenced under the heading “Where You Can Find More Information” in making your investment decision.

ENTERGY TEXAS, INC.

Our Business

We are a business corporation organized under the laws of the State of Texas. Effective December 31, 2007, Entergy Gulf States, Inc. (“EGSI”) operating as a public utility in Louisiana and Texas reorganized pursuant to a jurisdictional separation plan into two vertically integrated utility companies -Entergy Gulf States Louisiana, L.L.C. (“EGSL”) operating as a public utility in Louisiana and us operating as a public utility in Texas. Our principal executive offices are located at 350 Pine Street, Beaumont, Texas 77701. Our telephone number is (409) 838-6631.

We are a public utility company engaged in the generation, transmission, distribution and sale of electric energy to approximately 394,000 customers in the State of Texas. All of our common stock is owned by Entergy Corporation. The other major public utilities owned by Entergy Corporation are Entergy Arkansas, Inc., EGSL, Entergy Louisiana, LLC, Entergy Mississippi, Inc. and Entergy New Orleans, Inc. Entergy Corporation also owns all of the common stock of System Energy Resources, Inc., the principal asset of which is its interest in the Grand Gulf Electric Generating Station, and Entergy Operations, Inc., a nuclear management services company.

We are subject to regulation by the Public Utility Commission of Texas as to electric service, retail rates and charges, certification of generating facilities, power or capacity purchase contracts, depreciation, accounting and other matters involving our service territory, which is exclusively within Texas. We are also subject to regulation by the Federal Energy Regulatory Commission.

Jurisdictional Separation and Asset Allocation

Effective December 31, 2007, EGSI reorganized pursuant to a jurisdictional separation plan into two vertically integrated utility companies — EGSL and us. We own all of EGSI’s distribution and transmission assets located in Texas, the gas-fired generating plants located in Texas, undivided 42.5% ownership shares of EGSI’s 70% ownership interest in Nelson 6 and 42% ownership interest in Big Cajun 2, Unit 3, which are coal-fired generating plants located in Louisiana, and other assets and contract rights to the extent related to EGSI’s utility operations in Texas. On a book value basis, approximately 41.9% of the EGSI assets were allocated to us and approximately 58.1% were allocated to EGSL.

We purchase from EGSL, pursuant to a life-of-the-unit purchased power agreement (“PPA”), a 42.5% share of capacity and energy from the 70% of River Bend Steam Electric Generating Station (nuclear) (“River Bend”)

subject to retail regulation. We assumed a share of River Bend’s nuclear and environmental liabilities that is identical to the share of the plant’s output we purchase under this PPA. EGSL purchases a 57.5% share of capacity and energy from the gas-fired generating plants owned by us, and we purchase a 42.5% share of capacity and energy from the gas-fired generating plants owned by EGSL. The PPAs associated with the gas-fired generating plants will terminate when retail open access commences in our jurisdiction or when the associated unit is no longer dispatched by the Entergy system. The dispatch and operation of the generating plants has not changed as a result of the jurisdictional separation.

Debt and Liability Assumption Provisions of the Jurisdictional Separation Plan

We executed separate instruments of assumption in favor of the trustees of EGSI’s debt pursuant to which we assumed our pro rata share of the long-term debt issued by EGSI that was outstanding as of December 31, 2007, which share was approximately 46% of EGSI’s long-term debt and aggregated approximately $1.1 billion of first mortgage bonds at such date (we have paid approximately $149 million of this assumed debt as of the date of this prospectus). As a result, we are obligated to pay to the applicable trustee for such assumed debt the aggregate principal amount of such assumed debt, the premium, if any, and interest on, the assumed debt, such amounts to be paid when due and without demand on the dates, in the amounts and in the manner provided for by such assumed debt or the instruments pursuant to which such assumed debt was issued, upon the earlier of December 31, 2010, maturity, redemption or otherwise (but not upon the acceleration of maturity of any assumed debt not caused by our default). In the event of the acceleration of the maturity of any assumed debt not caused by our default, we will be released from any further obligations to each such trustee with respect to such assumed debt but will be required to make scheduled payments on such assumed debt to EGSL as though such acceleration had not occurred, regardless of whether EGSL has paid the accelerated amount of such debt.

In these instruments of assumption, we have expressly acknowledged the applicable trustees’ respective rights to enforce against us these assumed obligations, and we have agreed to pay the assumed obligations on or before the dates specified in the instruments of assumption (in each case, December 31, 2010 or earlier). These instruments of assumption provide that no provision thereof can be waived, amended or supplemented except by written instrument executed by each of EGSL, the applicable trustee and us. Accordingly, no extensions of the dates scheduled therein or any other amendments to the instruments of assumption can be effected by us without the written agreement of EGSL and the applicable trustee for the affected series of assumed debt. However, neither the Mortgage Trustee (as defined below) nor the holders of the Bonds will have any ability to prevent any waivers, amendments or supplements of these instruments of assumption or the below-referenced debt assumption agreement.

Pursuant to a debt assumption agreement between EGSL and us entered into concurrently with the execution and delivery of the instruments of assumption and an instrument of correction to such debt assumption agreement (collectively, the “debt assumption agreement”), we agreed to reimburse EGSL in the event that EGSL makes any payments on the assumed debt. To secure our reimbursement obligations to EGSL under the debt assumption agreement, we granted to EGSL a first lien (subject to permitted encumbrances) on our assets that were previously subject to EGSL’s mortgage. We may obtain releases of portions of our assets from such lien up to three times before the obligations under the debt assumption agreement have been satisfied, if the aggregate principal amount of the assumed debt then outstanding will be less than 60% of the net book value of the property remaining subject to such lien immediately after such release. The debt assumption agreement (and related lien and security agreements) will terminate when we have performed our obligations under the debt assumption agreement. A breach of the debt assumption agreement (or related lien and security agreements) or the various instruments of assumption by us will not, in and of itself, give rise to an event of default under our mortgage. Please see our registration statement on Form 10, as amended by Amendment No. 1 on Form 10/A and Amendment No. 2 on Form 10/A (File No. 000-53134), incorporated by reference in this prospectus, for copies of the debt assumption agreement (and related lien and security agreements) and forms of the various instruments of assumption.

The information above is only a summary and is not complete. You should read the incorporated documents listed under the heading “Where You Can Find More Information” for more specific information concerning our business and affairs, including significant contingencies, significant factors and known trends, our general capital requirements, our financing plans and capabilities, and pending legal and regulatory proceedings, including the status of industry restructuring in our service area.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC, under the Securities Act of 1933. This prospectus is part of the registration statement, but the registration statement also contains or incorporates by reference additional information and exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and therefore are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public on the Internet at the SEC’s website located at http://www.sec.gov. You may read and copy any document at the SEC public reference room located at:

100 F Street, N.E.
Room 1580
Washington, D.C. 20549-1004

Call the SEC at 1-800-732-0330 for more information about the public reference room and how to request documents.

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until we have sold all of the Bonds described in this prospectus:

1. our registration statement on Form 10, as amended by Amendment No. 1 on Form 10/A and Amendment No. 2 on Form 10/A (File No. 000-53134), with respect to our common stock;

2. our quarterly report on Form 10-Q for the quarter ended March 31, 2008;

3. our quarterly report on Form 10-Q for the quarter ended June 30, 2008; and

4. our Current Reports on Form 8-K dated September 15, 2008 (filed September 19, 2008) and dated September 30, 2008 (filed September 30, 2008).

You may access a copy of any or all of these filings, free of charge, at our web site, which is located at http://www.entergy.com, or by writing or calling us at the following address:

Ms. Dawn A. Abuso
Assistant Secretary
Entergy Texas, Inc.
639 Loyola Avenue
New Orleans, Louisiana 70113
(504) 576-6755

You may also direct your requests via e-mail to dabuso@entergy.com. We do not intend our internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus or any accompanying prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus or any accompanying prospectus supplement. We have not, nor have any underwriters, dealers or agents, authorized anyone else to provide you with different information about us or the Bonds. We are not, nor are any underwriters, dealers or agents, making an offer of the Bonds in any state where the offer is not permitted. You should not assume that the information in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of those documents or that the documents incorporated by reference in this prospectus are accurate as of any date other than the date those documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since these dates.

RATIOS OF EARNINGS TO FIXED CHARGES

We have calculated ratios of earnings to fixed charges pursuant to Item 503 of Regulation S-K of the SEC as follows:

	Twelve Months Ended
June 30,	December 31,
2008	2007	2006	2005	2004	2003

2.60	2.07	2.12	2.06	2.07	1.21

“Earnings” represent the aggregate of (1) income before the cumulative effect of an accounting change, (2) taxes based on income, (3) investment tax credit adjustments-net and (4) fixed charges. “Fixed Charges” include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses. We accrue interest expense related to unrecognized tax benefits in income tax expense and do not include it in fixed charges.

USE OF PROCEEDS

The net proceeds from the offering of the Bonds will be used either (a) to acquire or redeem one or more series of our outstanding securities on their stated due dates or in some cases prior to their stated due dates, including Assumed Debt (see “Description of the Bonds — Existing Mortgage” below) or (b) for other general corporate purposes. The specific purposes for the proceeds of a particular series of Bonds or the specific securities, if any, to be acquired or redeemed with the proceeds of a particular series of Bonds will be described in the prospectus supplement relating to that series.

DESCRIPTION OF THE BONDS

The following description sets forth the general terms and provisions of the Bonds that we may offer by this prospectus. We will describe the particular terms of the Bonds, and provisions that vary from those described below, in one or more prospectus supplements.

We may issue the Bonds from time to time in the future, in one or more series, under an indenture as it may be supplemented from time to time (the “Mortgage”) between us and The Bank of New York Mellon, as trustee (the “Mortgage Trustee”). A form of the Mortgage and a form of officer’s certificate are each filed as exhibits to the registration statement of which this prospectus forms a part. All mortgage bonds to be issued under the Mortgage, including the Bonds offered by this prospectus, are referred to herein as “mortgage bonds.”

This section of the prospectus contains a summary of all material provisions of the Mortgage. The Mortgage contains the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the Bonds or the Mortgage. This summary is subject to and qualified in its entirety by reference to all the provisions of the Mortgage, including the definitions of some of the terms used in the Mortgage. We also include references in parentheses to some of the sections of the Mortgage. Whenever we refer to particular sections or defined terms of the Mortgage in this prospectus or in a prospectus supplement, these sections or defined terms are incorporated by reference into this prospectus or into the prospectus supplement. This summary is also subject to and qualified by reference to the description of the particular terms of each series of Bonds described in the applicable prospectus supplement or supplements. The Mortgage has been qualified under the Trust Indenture Act of 1939, and you should also refer to the Trust Indenture Act of 1939 for provisions that apply to the Bonds.

General

The Mortgage permits us to issue mortgage bonds from time to time in an unlimited aggregate amount subject to the limitations described under “— Issuance of Bonds.” All mortgage bonds of any one series need not be issued at the same time, and a series may be reopened for issuances of additional mortgage bonds of that series. This means that we may from time to time, without the consent of the existing holders of the mortgage bonds of any series, including the Bonds, create and issue additional mortgage bonds of a series having the same terms and conditions as the previously issued mortgage bonds of that series in all respects, except for issue date, issue price and, if applicable, the initial interest payment on those additional mortgage bonds. Additional mortgage bonds issued in this manner will be consolidated with and will form a single series with, the previously issued mortgage bonds of that series. For more information, see the discussion below under “— Issuance of Bonds.”

A prospectus supplement and any supplemental indenture, board resolution and officer’s certificate relating to any series of Bonds being offered by this prospectus will include specific terms relating to that offering. These terms will include some or all of the following terms that apply to that series:

•	the title of the Bonds;

•	any limit upon the total principal amount of the Bonds;

•	the dates, or the method to determine the dates, on which the principal of the Bonds will be payable and how it will be paid;

•	the interest rate or rates which the Bonds will bear, or how the rate or rates will be determined, the interest payment dates for the Bonds and the regular record dates for interest payments;

•	any right to extend the interest payments for, or the maturity of, the Bonds and the duration of any such extension;

•	the percentage, if less than 100%, of the principal amount of the Bonds that will be payable if the maturity of the Bonds is accelerated;

•	any date or dates on which the Bonds may be redeemed at our option and the terms, conditions and any restrictions on those redemptions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Bonds;

•	any additions or exceptions to the events of default under the Mortgage or additions or exceptions to our covenants under the Mortgage for the benefit of the holders of Bonds;

•	any denominations other than multiples of $1,000 in which the Bonds will be issued;

•	if payments on the Bonds may be made in a currency or currencies other than United States dollars; and, if so, the means through which the equivalent principal amount of any payment in United States dollars is to be determined for any purpose;

•	any terms pursuant to which the Bonds may be converted into or exchanged for other securities of ours or of another entity;

•	any additional collateral security for the Bonds; and

•	any other terms of the Bonds not inconsistent with the terms of the Mortgage.

(Mortgage, Section 301.)

We may sell Bonds at a discount below their principal amount. United States Federal income tax considerations applicable to Bonds sold at an original issue discount will be described in the applicable prospectus supplement if we sell Bonds at an original issue discount. In addition, important United States Federal income tax or other tax considerations applicable to any Bonds denominated or payable in a currency or currency unit other than United States dollars will be described in the applicable prospectus supplement if we sell Bonds denominated or payable in a currency or currency unit other than United States dollars.

Except as may otherwise be described in the applicable prospectus supplement, the covenants contained in the Mortgage will not afford holders of Bonds protection in the event of a highly-leveraged or a change of control transaction involving us.

Redemption

We will set forth any terms for the redemption of Bonds of any series in the applicable prospectus supplement. Unless we indicate differently in a prospectus supplement, and except with respect to Bonds redeemable at the option of the holder of those Bonds, Bonds will be redeemable upon notice to holders by mail at least 30 days prior to the redemption date. (Mortgage, Section 504.) Unless the Bonds are held in book-entry only form through the facilities of The Depository Trust Company (“DTC”), in which case DTC’s procedures for selection shall apply (see “— Book-Entry Only Issuance”), if less than all of the Bonds of any series or any tranche thereof are to be redeemed, the Mortgage Trustee will select the Bonds to be redeemed. In the absence of any provision for selection, the Mortgage Trustee will choose a method of random selection as it may deem appropriate in accordance with the procedures of the DTC. (Mortgage, Section 503.)

Unless we default in the payment of the redemption price and accrued interest, if any, in the case of an unconditional notice of redemption, Bonds will cease to bear interest on the redemption date. (Mortgage, Section 505.) We will pay the redemption price and any accrued interest to the redemption date upon surrender of any Bond for redemption. (Mortgage, Section 505.) If only part of a Bond is redeemed, the Mortgage Trustee will deliver to the holder of the Bond a new Bond of the same series for the remaining portion without charge. (Mortgage, Section 506.)

We may make any redemption at our option conditional upon the receipt by the paying agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price and accrued interest, if any. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the Bonds. (Mortgage, Section 504.)

Payment and Paying Agents

Except as may be provided in the applicable prospectus supplement, interest, if any, on each Bond payable on any interest payment date will be paid to the person in whose name that Bond is registered at the close of business on the regular record date for that interest payment date. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any Bond, the defaulted interest may be paid to the holder of that Bond as of the close of business on a date between 10 and 15 days before the date proposed by us for payment of the defaulted interest or in any other manner permitted by any securities exchange on which that Bond may be listed, if the Mortgage Trustee finds it workable. (Mortgage, Section 307.)

Unless otherwise specified in the applicable prospectus supplement, principal, premium, if any, and interest on the Bonds at maturity will be payable upon presentation of the Bonds at the corporate trust office of The Bank of New York Mellon in The City of New York, as our paying agent. However, we may choose to make payment of interest by check mailed to the address of the persons entitled to payment as they may appear or have appeared in the security register for the Bonds. We may change the place of payment on the Bonds, appoint one or more additional paying agents (including us) and remove any paying agent, all at our discretion. (Mortgage, Section 702.)

As long as the Bonds are registered in the name of DTC, or its nominee, as described under “— Book-Entry Only Issuance,” payments of principal, premium, if any, and interest will be made to DTC for subsequent disbursement to beneficial owners of the Bonds.

Registration and Transfer

Unless otherwise specified in the applicable prospectus supplement, and subject to restrictions related to the issuance of Bonds through DTC’s book-entry system, the transfer of Bonds may be registered, and Bonds may be exchanged for other Bonds of the same series or tranche, of authorized denominations and with the same terms and principal amount, at the corporate trust office of the Mortgage Trustee in The City of New York. (Mortgage, Section 305.) We may, upon prompt written notice to the Mortgage Trustee and the holders of the Bonds, designate one or more additional places, or change the place or places previously designated, for registration of transfer and exchange of the Bonds. (Mortgage, Section 702.) No service charge will be made for any registration of transfer or exchange of the Bonds. However, we may require payment to cover any tax or other governmental charge that may be imposed in connection with a registration of transfer or exchange. We will not be required to execute or to provide for the registration, transfer or exchange of any Bond

•	during the 15 days before an interest payment date;

•	during the 15 days before giving any notice of redemption; or

•	selected for redemption except the unredeemed portion of any Bond being redeemed in part.

(Mortgage, Section 305.)

Lien of the Mortgage

The Mortgage creates a lien on all of our tangible electric utility property located in Texas, together with our franchises, permits and licenses that are transferable and necessary for the operation of such property and our recorded easements and rights of way, other than Excepted Property (as defined below). These properties are sometimes referred to as our “Mortgaged Property.” As of June 30, 2008, substantially all of this property is included within the category of property, plant and equipment on our balance sheet, and this property had a net book value as of June 30, 2008 of approximately $1,703 million.

Existing Mortgage

Substantially all of the Mortgaged Property owned by us on December 31, 2007, and therefore, the lien of the Mortgage, is subject to the lien of an existing Mortgage, Deed of Trust and Security Agreement effective as of December 31, 2007 (as amended, the “Existing Mortgage”) in favor of EGSL. The Existing Mortgage secures our obligations under a Debt Assumption Agreement dated effective as of December 31, 2007 between us and EGSL, pursuant to which we were obligated to pay, as of December 31, 2007, principal, interest and premium on $1,079,094,000 in aggregate principal amount of debt securities issued by EGSI (the “Assumed Debt”). On June 2, 2008, we paid at maturity $148,837,000 in aggregate principal amount of debt securities included in the Assumed Debt, such that as of the date of this prospectus, we are obligated to pay principal, interest and premium on $930,257,000 in aggregate principal amount of debt securities included in the Assumed Debt. Under the Existing Mortgage, we will be entitled to obtain up to three releases of property subject to the lien of the Existing Mortgage when we pay enough Assumed Debt so that the remaining Assumed Debt will be less than 60% of the net book value of the property remaining subject to the lien of the Existing Mortgage after the release.

We plan to use the proceeds of each series of Bonds to pay Assumed Debt to the extent described in the related prospectus supplement and to obtain the release of property from the lien of the Existing Mortgage when we become entitled to the release of property with a net book value of at least $500 million. We have agreed in the Mortgage that, each time we become entitled to obtain the release of Mortgaged Property from the lien of the Existing Mortgage with an aggregate net book value in excess of $500 million, we shall use our best reasonable efforts to obtain the release of such Mortgaged Property from the lien of the Existing Mortgage within 30 days after we become so entitled under the terms of the Mortgage. (Mortgage, Section 707.)

We have agreed to pay all of the Assumed Debt by the earlier of December 31, 2010, maturity, redemption or otherwise (but not upon the acceleration of any Assumed Debt not caused by our default). Upon payment of the Assumed Debt in full and satisfaction of our other obligations under the Existing Mortgage, we will be entitled to the discharge of the Existing Mortgage, and we have agreed in the Mortgage to use our best reasonable efforts to obtain this discharge within 30 days after we have paid all Assumed Debt and satisfied our other obligations under the terms of the Mortgage. (Mortgage, Section 707.)

Priority of the Lien of the Mortgage

The Mortgage secures the Bonds. We can issue more mortgage bonds in the future and those mortgage bonds will also be secured by the Mortgage. The Mortgage will constitute a first lien on (i) all Mortgaged Property acquired by us after December 31, 2007 (“Property Additions”), and (ii) all Mortgaged Property that is released from the Existing Mortgage (including upon the discharge of the Existing Mortgage) pursuant to the provisions set forth above under “— Existing Mortgage” and will constitute a second lien on all Mortgaged Property owned by us on December 31, 2007 until the lien of the Existing Mortgage is released or discharged, subject in each case to Permitted Liens, as discussed below.

Permitted Liens

The lien of the Mortgage is subject to Permitted Liens described in the Mortgage. These Permitted Liens include, among others,

•	liens existing at the Execution Date of the Mortgage, including the Existing Mortgage;

•	as to property acquired by us after the Execution Date of the Mortgage, liens existing or placed on such property at the time we acquire such property and any Purchase Money Liens;

•	tax liens, assessments and other governmental charges or requirements which are not delinquent or which are being contested in good faith and by appropriate proceedings or of which at least ten business days notice has not been given to our general counsel or to such other person designated by us to receive such notices;

•	mechanics’, workmen’s, repairmen’s, materialmen’s, warehousemen’s and carriers’ liens, other liens incident to construction, liens or privileges of any of our employees for salary or wages earned, but not yet payable, and other liens, including without limitation liens for worker’s compensation awards, arising in the ordinary course of business for charges or requirements which are not delinquent or which are being contested in good faith and by appropriate proceedings or of which at least ten business days notice has not been given to our general counsel or to such other person designated by us to receive such notices;

•	specified judgment liens and Prepaid Liens;

•	easements, leases, reservations or other rights of others (including governmental entities) in, and defects of title in, our property;

•	liens securing indebtedness or other obligations relating to real property we acquired for specified transmission , distribution or communication purposes or for the purpose of obtaining rights-of-way;

•	specified leases and leasehold, license, franchise and permit interests;

•	liens resulting from law, rules, regulations, orders or rights of Governmental Authorities and specified liens required by law or governmental regulations;

•	liens to secure public obligations; rights of others to take minerals, timber, electric energy or capacity, gas, water, steam or other products produced by us or by others on our property;

•	rights and interests of persons other than us arising out of agreements relating to the common ownership or joint use of property, and liens on the interests of those Persons in the property;

•	restrictions on assignment and/or requirements of any assignee to qualify as a permitted assignee and/or public utility or public services corporation; and

•	liens which have been bonded for the full amount in dispute or for the payment of which other adequate security arrangements have been made.

(Mortgage, Granting Clauses and Section 101.)

The Mortgage provides that the Mortgage Trustee will have a lien, prior to the lien on the Mortgaged Property securing the Bonds, for the payment of its reasonable compensation and expenses and for indemnity against specified liabilities. (Mortgage, Section 1007.) This lien would be a Permitted Lien under the Mortgage.

Excepted Property

The lien of the Mortgage does not cover, among other things, the following types of property whether owned as of the Execution Date or acquired thereafter:

•	all cash, deposit accounts, securities and all policies of insurance on the lives of our officers not paid or delivered to or deposited with or held by the Mortgage Trustee or required so to be;

•	all contracts, leases, operating agreements and other agreements of all kinds (other than our franchises, permits and licenses that are transferable and necessary for the operation of the Mortgaged Property), contract rights, bills, notes and other instruments, revenues, income and earnings, all accounts, accounts receivable, rights to payment, payment intangibles and unbilled revenues, rights created by statute or governmental action to bill and collect revenues or other amounts from customers or others, credits, claims, demands and judgments;

•	all governmental and other licenses, permits, franchises, consents and allowances (other than our franchises, permits and licenses that are transferable and necessary for the operation of Mortgaged Property);

•	all unrecorded easements and rights of way;

•	all intellectual property rights and other general intangibles;

•	all vehicles, movable equipment, aircraft and vessels and all parts, accessories and supplies used in connection with any of the foregoing;

•	all personal property of such character that the perfection of a security interest therein or other lien thereon is not governed by the Uniform Commercial Code in effect where we are organized;

•	all merchandise and appliances acquired for the purpose of resale in the ordinary course and conduct of our business, and all materials and supplies held for consumption in operation or held in advance of use thereof for fixed capital purposes;

•	all electric energy and capacity, gas, steam and other materials and products generated, manufactured, produced or purchased by us for sale, distribution or use in the ordinary course and conduct of our business;

•	all property which is the subject of a lease agreement designating us as lessee, and all our right, title and interest in and to the property and in, to and under the lease agreement, whether or not the lease agreement is intended as security, and the last day of the term of any lease or leasehold which may become subject to the lien of the Mortgage;

•	all property which subsequent to the Execution Date of the Mortgage has been released from the lien of the Mortgage and any improvements, extensions and additions to such properties and renewals, replacements, substitutions of or for any parts thereof; and

•	all property located at Edison Plaza in Beaumont, Texas.

We sometimes refer to property of ours not covered by the lien of the Mortgage as “Excepted Property.” (Mortgage, Granting Clauses.)

Funded Property

The Mortgaged Property that was owned by us on December 31, 2007 and on the Execution Date will be Funded Property when the Mortgage is executed and will be deemed funded at its net book value on December 31, 2007. Property Additions will become Funded Property when used under the Mortgage for the issuance of mortgage bonds, the release or retirement of Funded Property, or the withdrawal of cash deposited with the Mortgage Trustee for the issuance of mortgage bonds.

Issuance of Bonds

Subject to the issuance restrictions described below, the aggregate principal amount of Bonds that may be authenticated and delivered under the Mortgage is unlimited. (Mortgage, Section 301) Mortgage bonds of any series may be issued from time to time only on the basis of, and in an aggregate principal amount not exceeding, the sum of the following:

•	available bond credits, which will be $125 million;

•	70% of the cost or fair value to us (whichever is less) of Property Additions (as described below) which do not constitute Funded Property (generally, Property Additions which have been made the basis of the authentication and delivery of Bonds, the release of Mortgaged Property or the withdrawal of cash which have been substituted for retired Funded Property or which have been used for other specified purposes (Mortgage, Section 102)) after specified deductions and additions, primarily including adjustments to offset property retirements;

•	the aggregate principal amount of Retired Securities, as defined below; or

•	an amount of cash deposited with the Mortgage Trustee.

“Retired Securities” mean

•	any mortgage bonds authenticated and delivered under the Mortgage which (i) no longer remain outstanding, (ii) have not been made the basis of the authentication and delivery of mortgage bonds, the release of Mortgaged Property or the withdrawal of cash, which have been substituted for retired Funded Property or which have been used for other specified purposes under any of the provisions of the Mortgage; and (iii) have not been paid, redeemed, purchased or otherwise retired by the application thereto of Funded Cash; and

•	any Assumed Debt which (i) no longer remains outstanding because we have paid or caused to be deposited with the applicable trustee, paying agent or the holder of such Assumed Debt moneys sufficient to pay our obligations with respect to such Assumed Debt, (ii) has not been made the basis of the authentication and delivery of mortgage bonds, the release of Mortgaged Property or the withdrawal of cash, which have been substituted for retired Funded Property or which have been used for other specified purposes under any of the provisions of the Mortgage; and (iii) has not been paid, redeemed, purchased or otherwise retired by the application thereto of Funded Cash.

(Mortgage, Sections 101, 1601, 1602, 1603, 1604 and 1605.)

Release of Property

Unless an event of default under the Mortgage has occurred and is continuing, we may obtain the release from the lien of the Mortgage of any collateral for the mortgage bonds that constitutes Funded Property, except for cash held by the Mortgage Trustee, upon delivery to the Mortgage Trustee of an amount in cash equal to the amount, if any, by which the lower of the cost or fair value of the property to be released exceeds the aggregate of:

•	an amount equal to the aggregate principal amount of any obligations secured by Purchase Money Liens upon the property to be released and delivered to the Mortgage Trustee;

•	an amount equal to the cost or fair value to us (whichever is less) of certified Property Additions not constituting Funded Property after specified deductions and additions, primarily including adjustments to offset property retirements (except that these adjustments need not be made if the Property Additions were acquired, made or constructed within the 90-day period preceding the release);

•	10/7ths of the aggregate principal amount of mortgage bonds that we would be entitled to issue on the basis of Retired Securities or bond credits (with the entitlement being waived by operation of the release);

•	10/7ths of the aggregate principal amount of any outstanding mortgage bonds delivered to the Mortgage Trustee (with the mortgage bonds to be cancelled by the Mortgage Trustee) other than mortgage bonds issued on the basis of deposited cash;

•	any amount in cash and/or an amount equal to the aggregate principal amount of any obligations secured by Purchase Money Liens delivered to a holder of a prior lien on Mortgaged Property in consideration for the release of such Mortgaged Property from such prior lien; and

•	any taxes and expenses incidental to any sale, exchange, dedication or other disposition of the property to be released.

(Mortgage, Section 1803.)

Unless an event of default under the Mortgage has occurred and is continuing, we may obtain the release from the lien of the Mortgage of any part of the Mortgaged Property or any interest therein, which does not constitute Funded Property or Funded Cash held by the Mortgage Trustee, without depositing any cash or property with the Mortgage Trustee as long as (a) the aggregate amount of cost or fair value to us (whichever is less) of all Property Additions which do not constitute Funded Property (excluding the property to be released) after specified deductions and additions, primarily including adjustments to offset property retirements, is not less than zero or (b) the cost or fair value (whichever is less) of property to be released does not exceed the aggregate amount of the cost or fair value to us (whichever is less) of Property Additions acquired, made or constructed within the 90-day period preceding the release. (Mortgage, Section 1804.)

The Mortgage provides simplified procedures for the release of Mortgaged Property with a net book value of up to the greater of $10 million or 3% of outstanding mortgage bonds during a calendar year and for the release of Mortgaged Property taken or sold in connection with the power of eminent domain, provides for dispositions of certain obsolete or unnecessary Mortgaged Property and for grants or surrender of certain easements, leases or rights of way without any release or consent by the Mortgage Trustee. (Mortgage Sections 1802, 1805 and 1807.)

If we retain any interest in any property released from the lien of the Mortgage, the Mortgage will not become a lien on the property or the interest in the property or any improvements, extensions or additions to, or any renewals, replacements or substitutions of or for, any part or parts of the property unless we subject such property to the lien of the Mortgage. (Mortgage, Section 1810.)

The Mortgage also provides that we may terminate, abandon, surrender, cancel, release, modify or dispose of any of our franchises, permits or licenses that are Mortgaged Property without any consent of the Trustee or the holders of outstanding mortgage bonds; provided that (i) such action is, in our opinion, necessary, desirable or advisable in the conduct of our business, and (ii) any of our franchises, permits or licenses that, in our opinion, cease to be necessary for the operation of Mortgaged Property shall cease to be Mortgaged Property without any release or consent, or report to, the Trustee. (Mortgage, Section 1802.)

Withdrawal of Cash

Unless an event of default under the Mortgage has occurred and is continuing, and subject to specified limitations, cash held by the Mortgage Trustee may, generally, (1) be withdrawn by us (a) to the extent of the cost or fair value to us (whichever is less) of Property Additions not constituting Funded Property, after specified deductions and additions, primarily including adjustments to offset retirements (except that these adjustments need not be made if the Property Additions were acquired, made or constructed within the 90-day period preceding the withdrawal) or (b) in an amount equal to the aggregate principal amount of mortgage bonds that we would be entitled to issue on the basis of Retired Securities or bond credits (with the entitlement to the issuance being waived by operation of the withdrawal) or (c) in an amount equal to the aggregate principal amount of any outstanding mortgage bonds delivered to the Mortgage Trustee (with the mortgage bonds to be cancelled by the Mortgage Trustee), or (2) upon our request, be applied to (a) the purchase of mortgage bonds or (b) the payment (or provision for payment) at stated maturity of any mortgage bonds or the redemption (or provision for payment) of any mortgage bonds which are redeemable. (Mortgage, Section 1806.)

Satisfaction and Discharge of Bonds

We will be discharged from our obligations on the Bonds if we irrevocably deposit with the Mortgage Trustee or any paying agent, other than us, sufficient cash or government securities to pay the principal, interest, any premium and any other sums when due on the stated maturity date or a redemption date of the Bonds. (Mortgage, Section 801.)

Consolidation, Merger and Conveyance of Assets

Under the terms of the Mortgage, we may not consolidate with or merge into any other entity or convey, transfer or lease as, or substantially as, an entirety to any entity the Mortgaged Property, unless:

•	the surviving or successor entity, or an entity which acquires by conveyance or transfer or which leases our Mortgaged Property as, or substantially as, an entirety, is organized and validly existing under the laws of any domestic jurisdiction, and it expressly assumes our obligations on all mortgage bonds then outstanding under the Mortgage and confirms the lien of the Mortgage on the Mortgaged Property (as constituted immediately prior to the time such transaction became effective) and subjecting to the lien of the Mortgage all property thereafter acquired by the successor entity that constitutes an improvement, extension or addition to the Mortgaged Property (as so constituted) or a renewal, replacement or substitution of or for any part thereof, but only to the extent that such improvement, extension or addition is so affixed or attached to real property as to be regarded a part of such real property or is an improvement, extension or addition to personal property that is made to maintain, renew, repair or improve the function of such personal property and is physically installed in or affixed to such personal property;

•	in the case of a lease, such lease is made expressly subject to termination by us or by the Mortgage Trustee and by the purchaser of the property so leased at any sale thereof at any time during the continuance of an event of default under the Mortgage;

•	we shall have delivered to the Mortgage Trustee an officer’s certificate and an opinion of counsel as provided in the Mortgage; and

•	immediately after giving effect to such transaction (and treating any debt that becomes an obligation of the successor entity as a result of such transaction as having been incurred by the successor entity at the time of such transaction), no event of default under the Mortgage, or event which, after notice or lapse of time or both, would become an event of default under the Mortgage, shall have occurred and be continuing.

(Mortgage, Section 1201.) In the case of the conveyance or other transfer of the Mortgaged Property as, or substantially as, an entirety to any other person, upon the satisfaction of all the conditions described above, we would be released and discharged from all our obligations and covenants under the Mortgage and on the mortgage bonds then outstanding unless we elect to waive such release and discharge. (Mortgage, Section 1204.)

The Mortgage does not prevent or restrict:

•	any conveyance or other transfer, or lease, of any part of the Mortgaged Property that does not constitute the entirety, or substantially the entirety, of the Mortgaged Property; or (Mortgage, Section 1205.)

•	any conveyance, transfer or lease of any of our properties where we retain Mortgaged Property with a fair value in excess of 143% of the aggregate principal amount of all outstanding mortgage bonds, and any other outstanding debt secured by a Purchase Money Lien that ranks equally with, or senior to, the mortgage bonds with respect to the Mortgaged Property. This fair value will be determined within 90 days of the conveyance, transfer or lease by an independent expert that we select. (Mortgage, Section 1206.)

Although the successor entity may, in its sole discretion, subject to the lien of the Mortgage property then owned or thereafter acquired by the successor entity, the lien of the Mortgage generally will not cover the property of the successor entity other than the property it acquires from us and improvements, extensions and additions to such property and renewals, replacements and substitutions thereof, within the meaning of the Mortgage. (Mortgage, Section 1203)

The terms of the Mortgage do not restrict mergers in which we are the surviving entity. (Mortgage, Section 1205.) A statutory merger of the sort permitted by Texas law in which a company’s assets and liabilities may be allocated among one or more entities shall not be considered to be a merger, consolidation or conveyance of

Mortgaged Property subject to the provisions of the Mortgage described above unless all or substantially all of the Mortgaged Property is allocated to one or more other entities.

Events of Default

“Event of default,” when used in the Mortgage with respect to mortgage bonds, means any of the following:

•	failure to pay interest on any mortgage bond for 30 days after it is due unless we have made a valid extension of the interest payment period with respect to such mortgage bond as provided in the Mortgage;

•	failure to pay the principal of or any premium on any mortgage bond when due unless we have made a valid extension of the maturity of such mortgage bond as provided in the Mortgage;

•	failure to perform or breach of any other covenant or warranty in the Mortgage that continues for 90 days after we receive written notice from the Mortgage Trustee, or we and the Mortgage Trustee receive written notice from the holders of at least 33% in aggregate principal amount of the outstanding mortgage bonds, unless the Mortgage Trustee, or the Mortgage Trustee and the holders of a principal amount of mortgage bonds not less than the principal amount of mortgage bonds the holders of which gave such notice, as the case may be, agree in writing to an extension of such period prior to its expiration; provided, however, that the Mortgage Trustee, or the Mortgage Trustee and the holders of such principal amount of mortgage bonds, as the case may be, shall be deemed to have agreed to an extension of such period if corrective action is initiated by us within such period and is being diligently pursued;

•	events of our bankruptcy, insolvency or reorganization as specified in the Mortgage; or

•	any other event of default included in any supplemental indenture, board resolution or officer’s certificate establishing a series of mortgage bonds.

(Mortgage, Sections 301, 901 and 1301.)

Remedies

If an event of default under the Mortgage occurs and is continuing, then the Mortgage Trustee, by written notice to us, or the holders of at least 33% in aggregate principal amount of the outstanding mortgage bonds, by written notice to us and the Mortgage Trustee, may declare the principal amount of all of the mortgage bonds to be due and payable immediately, and upon our receipt of such notice, such principal amount, together with premium, if any, and accrued and unpaid interest will become immediately due and payable.

At any time after such a declaration of acceleration has been made but before any sale of the Mortgaged Property and before a judgment or decree for payment of the money due has been obtained by the Mortgage Trustee, the event of default under the Mortgage giving rise to such declaration of acceleration will be considered cured, and such declaration and its consequences will be considered rescinded and annulled, if:

•	we have paid or deposited with the Mortgage Trustee a sum sufficient to pay:

(1) all overdue interest on all outstanding mortgage bonds;

(2) the principal of and premium, if any, on the outstanding mortgage bonds that have become due otherwise than by such declaration of acceleration and overdue interest thereon;

(3) interest on overdue interest to the extent lawful; and

(4) all amounts due to the Mortgage Trustee under the Mortgage; and

•	any other event of default under the Mortgage with respect to the mortgage bonds has been cured or waived as provided in the Mortgage.

(Mortgage, Section 902.)

There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization.

Subject to the Mortgage, under specified circumstances and to the extent permitted by law, if an event of default under the Mortgage occurs and is continuing, the Mortgage Trustee has the power to appoint a receiver for the Mortgaged Property, and is entitled to all other remedies available to mortgagees and secured parties under the Uniform Commercial Code or any other applicable law. (Mortgage, Section 916.)

Other than its duties in case of an event of default under the Mortgage, the Mortgage Trustee is not obligated to exercise any of its rights or powers under the Mortgage at the request, order or direction of any of the holders, unless the holders offer the Mortgage Trustee an indemnity satisfactory to it. (Mortgage, Section 1003.) If they provide this indemnity, the holders of a majority in principal amount of the outstanding mortgage bonds will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Mortgage Trustee, or exercising any trust or power conferred upon the Mortgage Trustee. The Mortgage Trustee is not obligated to comply with directions that conflict with law or other provisions of the Mortgage or that could involve the Mortgage Trustee in personal liability in circumstances where indemnity would not, in the Mortgage Trustee’s sole discretion, be adequate. (Mortgage, Section 912.)

No holder of mortgage bonds will have any right to institute any proceeding under the Mortgage, or any remedy under the Mortgage, unless:

•	the holder has previously given to the Mortgage Trustee written notice of a continuing event of default under the Mortgage;

•	the holders of a majority in aggregate principal amount of the outstanding mortgage bonds of all series have made a written request to the Mortgage Trustee and have offered indemnity satisfactory to the Mortgage Trustee to institute proceedings; and

•	the Mortgage Trustee has failed to institute any proceeding for 60 days after notice and has not received during that period any direction from the holders of a majority in aggregate principal amount of the outstanding mortgage bonds inconsistent with the written request of holders referred to above.

(Mortgage, Section 907.) However, these limitations do not apply to the absolute and unconditional right of a holder of a mortgage bond to institute suit for payment of the principal, premium, if any, or interest on the mortgage bond on or after the applicable due date. (Mortgage, Section 908.)

We will provide to the Mortgage Trustee an annual statement by an appropriate officer as to our compliance with all conditions and covenants under the Mortgage. (Mortgage, Section 705.)

Modification and Waiver

Without the consent of any holder of mortgage bonds, we and the Mortgage Trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the assumption by any permitted successor of our covenants in the Mortgage and in the mortgage bonds;

•	to add one or more covenants or other provisions for the benefit of the holders of all or any series or tranche of mortgage bonds, or to surrender any right or power conferred upon us;

•	to add additional events of default under the Mortgage for all or any series of mortgage bonds;

•	to change or eliminate or add any new provision to the Mortgage; provided, however, if the change, elimination or addition will adversely affect the interests of the holders of mortgage bonds of any series in any material respect, the change, elimination or addition will become effective only:

(1) when the consent of the holders of mortgage bonds of such series has been obtained in accordance with the Mortgage; or

(2) when no mortgage bonds of the affected series remain outstanding under the Mortgage;

•	to provide additional security for any mortgage bonds;

•	to establish the form or terms of mortgage bonds of any other series as permitted by the Mortgage;

•	to provide for the authentication and delivery of bearer securities with or without coupons;

•	to evidence and provide for the acceptance of appointment by a separate or successor Mortgage Trustee or co-trustee;

•	to provide for the procedures required for use of a noncertificated system of registration for the mortgage bonds of all or any series;

•	to change any place where principal, premium, if any, and interest shall be payable, mortgage bonds may be surrendered for registration of transfer or exchange, and notices and demands to us may be served;

•	to amend and restate the Mortgage as originally executed and as amended from time to time, with additions, deletions and other changes that do not adversely affect the interests of the holders of mortgage bonds of any series in any material respect; or

•	to cure any ambiguity or inconsistency or to make any other changes or additions to the provisions of the Mortgage if such changes or additions will not adversely affect the interests of mortgage bonds of any series in any material respect.

(Mortgage, Section 1301.)

The holders of a majority in aggregate principal amount of then outstanding mortgage bonds, considered as one class, may waive compliance by us with some restrictive provisions of the Mortgage. (Mortgage, Section 706.) The holders of a majority in principal amount of then outstanding mortgage bonds may waive any past default under the Mortgage, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the Mortgage that cannot be modified or amended without the consent of the holder of each outstanding mortgage bond of any affected series. (Mortgage, Section 913.)

Except as provided below, the consent of the holders of a majority in aggregate principal amount of then outstanding mortgage bonds, considered as one class, is required for all other amendments or modifications to the Mortgage. However, if less than all of the series of mortgage bonds outstanding are directly affected by a proposed amendment or modification, then the consent of the holders of only a majority in aggregate principal amount of the outstanding mortgage bonds of all series that are directly affected, considered as one class, will be required. Notwithstanding the foregoing, no amendment or modification may be made without the consent of the holder of each directly affected mortgage bond then outstanding to:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any mortgage bond, or reduce the principal amount of any mortgage bond or its rate of interest or change the method of calculating that interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any mortgage bond;

•	create any lien ranking prior to or on a parity with the lien of the Mortgage with respect to the Mortgaged Property, terminate the lien of the Mortgage on the Mortgaged Property or deprive any holder of a mortgage bond of the benefits of the security of the lien of the Mortgage;

•	reduce the percentage in principal amount of the outstanding mortgage bonds of any series the consent of the holders of which is required for any amendment or modification or any waiver of compliance with a provision of the Mortgage or of any default thereunder and its consequences, or reduce the requirements for a quorum or voting; or

•	modify certain provisions of the Mortgage relating to supplemental indentures, waivers of some covenants and waivers of past defaults with respect to the mortgage bonds of any series.

A supplemental indenture that changes the Mortgage solely for the benefit of one or more particular series of mortgage bonds, or modifies the rights of the holders of mortgage bonds of one or more series, will not affect the rights under the Mortgage of the holders of the mortgage bonds of any other series. (Mortgage, Section 1302.)

The Mortgage provides that mortgage bonds owned by us or anyone else required to make payment on the mortgage bonds shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (Mortgage, Section 101.)

We may fix in advance a record date to determine the holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or similar act of the holders, but we have no obligation to do so. If we fix a record date, that request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding mortgage bonds have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding mortgage bonds will be computed as of the record date.

Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder of any mortgage bond will bind every future holder of that mortgage bond and the holder of every mortgage bond issued upon the registration of transfer of or in exchange for that mortgage bond. A transferee will also be bound by acts of the Mortgage Trustee or us in reliance thereon, whether or not notation of that action is made upon the mortgage bond. (Mortgage, Section 106.)

Resignation of a Mortgage Trustee

The Mortgage Trustee may resign at any time by giving written notice to us or may be removed at any time by an act of the holders of a majority in principal amount of mortgage bonds then outstanding delivered to the Mortgage Trustee and us. No resignation or removal of the Mortgage Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no event of default or event which, after notice or lapse of time, or both, would become an event of default has occurred and is continuing and except with respect to a trustee appointed by act of the holders, if we have delivered to the Mortgage Trustee a board resolution appointing a successor trustee and the successor has accepted the appointment in accordance with the terms of the Mortgage, the Mortgage Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the Mortgage. (Mortgage, Section 1010.)

Notices

Notices to holders of Bonds will be given by mail to the addresses of the holders as they may appear in the security register for the Bonds. (Mortgage, Section 108.)

Title

We, the Mortgage Trustee, and any of our or the Mortgage Trustee’s agents, may treat the person in whose name Bonds are registered as the absolute owner thereof, whether or not the Bonds may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Mortgage, Section 308.)

Governing Law

The Mortgage is, and the Bonds will be, governed by, and construed in accordance with, the laws of the State of New York except where otherwise required by law, including with respect to the creation, perfection, priority or enforcement of the lien of the Mortgage. (Mortgage, Section 114.)

Information about the Mortgage Trustee

The Mortgage Trustee will be The Bank of New York Mellon. In addition to acting as Mortgage Trustee, The Bank of New York Mellon also acts, and may act, as trustee under various other of our and our affiliates’ indentures, trusts and guarantees. We and our affiliates maintain deposit accounts and credit and liquidity facilities and conduct other banking transactions with the Mortgage Trustee and its affiliates in the ordinary course of our respective businesses.

Book-Entry Only Issuance

The Bonds will be issued in book-entry only form and will be represented by one or more registered global securities that will be deposited with, or on behalf of, DTC (or another depository which may replace DTC as depository for the book-entry Bonds) and registered in the name of the depository or a nominee of the depository.

The following is based solely on information furnished by DTC:

Unless otherwise specified in the applicable prospectus supplement, DTC, New York, New York, will act as securities depository for the Bonds. The Bonds will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered Bond certificate will be issued for each issue of the Bonds, in the aggregate principal amount of such issue, and will be deposited with DTC or its custodian. If, however, the aggregate principal amount of any issue exceeds $500 million, one certificate will be issued with respect to each $500 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of such issue.

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC rules applicable to its Direct and Indirect Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the Bonds on DTC’s records. The ownership interest of each actual purchaser of each Bond (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Bonds are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Bonds, except in the event that use of the book-entry system for the Bonds is discontinued.

To facilitate subsequent transfers, all Bonds deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the Bonds with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Bonds; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Bonds are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of the Bonds may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the Bonds, such as redemptions, tenders, defaults, and proposed amendments to the Mortgage. For example, Beneficial Owners of Bonds may wish to ascertain that the nominee holding the Bonds for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the Mortgage Trustee and request that copies of notices be provided directly to them.

Redemption notices shall be sent to DTC. If less than all the Bonds within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to Bonds unless authorized by a Direct Participant in accordance with DTC’s MMI Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, principal payments, interest payments, and any premium payments, if any, on the Bonds will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the Mortgage Trustee on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC or its nominee, the Mortgage Trustee, any underwriters or dealers or agents, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal payments, interest payments, and any premium payments, if any, on the Bonds to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of either the Mortgage Trustee or us, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

A Beneficial Owner shall give notice to elect to have its Bonds purchased or tendered, through its Participant, to the tender or remarketing agent and shall effect delivery of such Bonds by causing the Direct Participant to transfer the Participant’s interest in the Bonds, on DTC’s records, to the tender or remarketing agent. The requirement for physical delivery of Bonds in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the Bonds are transferred by Direct Participants on DTC’s records and followed by a book-entry credit of tendered Bonds to the tender or remarketing agent’s DTC account.

DTC may discontinue providing its services as depository with respect to the Bonds at any time by giving reasonable notice to the Mortgage Trustee or us. Under such circumstances, in the event that a successor depository is not obtained, certificates representing the Bonds are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry only transfers through DTC (or a successor securities depository) with respect to the Bonds. In that event, certificates representing the Bonds will be printed and delivered to DTC.

Except as provided in the applicable prospectus supplement, a Beneficial Owner will not be entitled to receive physical delivery of the Bonds. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Bonds.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources, including DTC, that we believe to be reliable, but we do not take responsibility for the accuracy of this information.

PLAN OF DISTRIBUTION

Methods and Terms of Sale

We may use a variety of methods to sell the Bonds including:

1. through one or more underwriters or dealers;

2. directly to one or more purchasers;

3. through one or more agents; or

4. through a combination of any such methods of sale.

The prospectus supplement relating to a particular series of the Bonds will set forth the terms of the offering of the Bonds, including:

1. the name or names of any underwriters, dealers or agents and any syndicate of underwriters;

2. the initial public offering price;

3. any underwriting discounts and other items constituting underwriters’ compensation;

4. the proceeds we receive from that sale; and

5. any discounts or concessions allowed or reallowed or paid by any underwriters to dealers.

Underwriters

If we sell the Bonds through underwriters, they will acquire the Bonds for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters for a particular underwritten offering of Bonds will be named in the applicable prospectus supplement and, if an underwriting syndicate is used, the managing underwriter or underwriters will be named on the cover page of the applicable prospectus supplement. In connection with the sale of Bonds, the underwriters may receive compensation from us or from purchasers in the form of discounts, concessions or commissions. The obligations of the underwriters to purchase Bonds will be subject to certain conditions. The underwriters will be obligated to purchase all of the Bonds of a particular series if any are purchased. However, the underwriters may purchase less than all of the Bonds of a particular series should certain circumstances involving a default of one or more underwriters occur.

The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers by any underwriters may be changed from time to time.

Stabilizing Transactions

Underwriters may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying Bond so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the Bonds to be higher than it would otherwise be if such transactions had not occurred.

Agents

If we sell the Bonds through agents, the applicable prospectus supplement will set forth the name of any agent involved in the offer or sale of the Bonds as well as any commissions we will pay to them. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Related Transactions

Underwriters, dealers and agents (or their affiliates) may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

Indemnification

We will agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933.

Listing

Unless otherwise specified in the applicable prospectus supplement, the Bonds will not be listed on a national securities exchange or the Nasdaq Stock Market. No assurance can be given that any broker-dealer will make a market in any series of the Bonds and, in any event, no assurance can be given as to the liquidity of the trading market for any of the Bonds.

EXPERTS

The financial statements and the related financial statement schedule, incorporated in this prospectus by reference from Entergy Texas, Inc.’s Amendment No. 2 to the Registration Statement on Form 10/A have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the effects of the distribution of certain assets and liabilities from Entergy Gulf States, Inc. as part of a jurisdictional separation plan), which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGALITY

The legality of the mortgage bonds will be passed upon for us by Thelen LLP, New York, New York, as to matters of New York law, and by Clark, Thomas & Winters, A Professional Corporation, Austin, Texas, as to matters of Texas law. Certain legal matters with respect to the mortgage bonds will be passed on for any underwriters, dealers or agents by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Pillsbury Winthrop Shaw Pittman LLP regularly represents us and our affiliates in connection with various matters. Thelen LLP and Pillsbury Winthrop Shaw Pittman LLP may rely on the opinion of Clark, Thomas & Winters, A Professional Corporation, as to matters of Texas law relevant to their opinions.

All matters pertaining to our organization and franchises, titles to property and the lien of the Mortgage under Texas law will be passed upon for us by Clark, Thomas & Winters, A Professional Corporation. All matters pertaining to the creation of the lien of the Mortgage on personal property and fixtures under New York law will be passed upon for us by Thelen LLP.

The statements in this prospectus as to matters of law and legal conclusions made under “Description of the Bonds — Priority of the Lien of the Mortgage,” have been reviewed by Clark, Thomas & Winters, A Professional Corporation, and are set forth herein in reliance upon the opinion of said counsel, and upon their authority as experts.